Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

IGM BIOSCIENCES, INC.

IGM Biosciences, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.
The name of the Corporation is IGM Biosciences, Inc. The Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware (“DGCL”) on August 25, 1993 under the name Palingen, Inc. The name of the Corporation was changed on October 13, 2010 to IGM Biosciences, Inc.
2.
This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of IGM Biosciences, Inc. was duly adopted in accordance with Section 242 of the DGCL by the Board of Directors and the stockholders of the Corporation.
3.
Section 1, Article IX of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation, on June 11, 2024.

By: /s/ Fred Schwarzer_____________________

Name: Fred Schwarzer

Title: Chief Executive Officer and President